Parkland Industries Ltd

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PARKLAND INCOME FUND

[redacted] ASE: Tuesday, May 4, 2004

04030186

PARKLAND REPORTS FIRST QUARTER RESULTS; ANNOUNCES INVESTOR CONFERENCE CALL

Red Deer, May 4, 2004 – Parkland Income Fund today announced its business highlights and financial results for the three months ended March 31, 2004 with quarterly earnings and cash flows consistent with seasonal expectations.

President and CEO Andrew Wiswell commented "Parkland's financial results were consistent with expectations for the first quarter of 2004. Overall, seasonal margins were consistent with the Fund's targets but were lower than those realized in the prior year period when tight product supply conditions were experienced. As a result, gross margins and EBITDA were below those realized in 2003 but consistent with typical results achieved in the winter season. EBITDA for the period ended March 31, 2004 was $3.1 million, as compared to $4.9 million in 2003 and $3.0 million in 2002."

Consolidated Operating and Financial Highlights

(Unaudited)	Three Months Ended March 31 2004	2003	2002**
Sales Volumes, Refined Products (Millions of Litres)	257	212	190
Revenue (Millions)	$141.3	$128.7	$ 88.3
EBITDA (Millions)*	$ 3.1	$ 4.9	$ 3.0
Net Earnings (Millions)	$ 0.8	$ 3.0	$ 0.8
Per Unit – Basic	$ 0.07	$ 0.25	$ 0.07
Per Unit – Diluted	$ 0.07	$ 0.25	$ 0.07

*EBITDA is not a defined measure under Canadian Generally Accepted Accounting Principles (GAAP). In this document, EBITDA means earnings before Interest Expense, Income Taxes, Depreciation and Amortization. Parkland's definition of EBITDA may not be consistent with other issuers of financial information.

** In 2004 and 2003, Parkland operated as a Fund with no income tax provision. In 2002, Parkland operated as a corporation and accordingly income taxes were deducted in arriving at cash flow and net earnings amounts. Per Unit amounts in 2002 have been adjusted to reflect the effective 2 for 1 exchange in the conversion process.

DLW 5/19

Three Months Ended March 31, 2004

Sales volumes of refined products increased 21% over the prior year as retail volumes exceeded expectations and the Fund realized the full year benefit of new wholesale supply accounts acquired in the prior year. Revenue increased by $12.6 million reflecting the increased volume of fuel products and merchandise sales. Total gross margins were lower than during the prior period due to gross margins returning to more normal levels and a higher percentage of lower margin wholesale business.

EBITDA was consistent with 2002 but was lower by 37% from the record results achieved in 2003. Higher fuel volumes and increased contributions from merchandise sales helped offset the decrease in per litre fuel margins. Marketing, general and administrative expenses increased by

Suite 236 Riverside Office Plaza, 4919-59 Street, Red Deer, Alberta T4N 6C9 Telephone: (403) 357-6405 Fax: (403) 346-3015

6.2% over 2003 to $11.7 million primarily due to increasing the number of company-operated convenience stores from 28 to 30 and expenditures related to the ongoing Fas Gas Plus upgrade program. During the quarter, expenditures on Fas Gas Plus focused on eight sites and represented a total expenditure of $1,437,000 of which $788,000 represented maintenance capital and $649,000 was charged to maintenance expense in the quarter.

The Fund's cash position declined in the quarter, as additional volumes resulted in an increase in the Fund's working capital requirements. The Fund has available a $15 million operating line of credit and maintains positive cash balances on a daily average basis throughout each month. Long-term debt of $12.2 million was slightly higher than the $10.6 million balance at the end of December, 2003 as the Fund recognized future obligations related to property purchase options. As at March 31, 2004, Parkland's long-term debt ratio was a conservative 0.61 times trailing 12 months EBITDA.

Outlook

The Fund is confident that the outlook remains positive for the balance of 2004 and that cash generated by operations, after allowing for normal maintenance capital expenditures, capital taxes and interest, will meet targeted distributions to unitholders. We will continue our Fas Gas Plus upgrade program which will be funded partially through maintenance expense and maintenance capital. Parkland is also committed to modest growth, with plans to invest $5 – 6 million in growth capital, including four new convenience stores. Although not required to support targeted distributions, management will continue to assess acquisitions or alliances which will add cash flow and unitholder value.

Distributions

Parkland converted the business previously reported as Parkland Industries Ltd. into Parkland Income Fund effective June 28, 2002 and has paid consistent $0.14 per unit monthly cash distributions since August 15, 2002. For a full year, these distributions would total $20.4 million based on 12,165,987 units outstanding at March 31, 2004, or $5.1 million on a quarterly basis.

Based on prior year's results, current market conditions and expected results for 2004, management expects the Fund to be able to generate adequate cash flow to meet the targeted distribution levels. As expected in the first quarter, the cash available for distributions is lower than the cash distributed. It is the Fund's policy to pay consistent distributions throughout the year despite the seasonality of the business.

Cash Available for Distribution *

For the Three Months Ended March 31, 2004 (000's)	
EBITDA	$3,066
Maintenance Capital (Net of Dispositions)	$ (155)
Capital Taxes and Interest	$ (209)
Cash Available for Distribution	$2,702
Cash Distributed	$5,106

* Cash available for distribution is not a defined measure under Canadian Generally Accepted Accounting Principles (GAAP). It is defined in the Fund's Trust Deed and generally represents the cash available to be distributed to the Fund's unitholders.

The Trustees review distribution levels quarterly and would increase or decrease distributions based upon current performance, historical and future trends in the business and the expected sustainability of those trends. The Trustees have decided to continue distributions at current

levels and will revisit distributions in the normal course of business at the end of the second quarter.

Distribution Reinvestment Plan

Parkland Income Fund has established a Distribution Reinvestment Plan administered by Computershare Trust Company. Details are available from the Fund or from Computershare Trust Company.

Fund Description

The Fund is an unincorporated open-ended limited purpose trust established under the laws of the Province of Alberta. The Fund, together with the limited partnership that issued the exchangeable LP Units, own, indirectly, securities which collectively represent the right to receive cash flow available for distribution from the business formerly operated as Parkland Industries Ltd., after capital taxes, debt service payments, maintenance capital expenditures and other cash requirements.

Parkland Income Fund operates retail and wholesale fuels and convenience store businesses under its marketing brands Fas Gas, RT Fuels and Short Stop Food Stores and transports fuel through its Petrohaul division. Parkland has developed a strong market niche in western and northern Canada by focusing on non-urban markets.

Parkland Income Fund is listed on the TSX (PKI.UN).

This report contains forward-looking statements, including references to cash generated by operations, unitholder distributions and capital expenditures. These forward-looking statements are subject to known and unknown risks and uncertainties and other factors, which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Such factors include, but are not limited to: general economic, market and business conditions; industry capacity, competitive action by other companies; refining and marketing margins; the ability of suppliers to meet commitments; actions by governmental authorities including increases in taxes; changes in environmental and other regulations; and other factors, many of which are beyond the control of Parkland. These factors are discussed in greater detail in filings made by Parkland with the Canadian provincial securities commissions.

Conference Call

Parkland will hold a conference call for Analysts, Brokers and Investors to discuss first quarter results as follows:

Wednesday, May 5, 2004, 9:00 a.m. (11:00am Eastern Time)
Direct: (416) 640-4127
Toll-free: 1-800-814-4859

The replay will be available as follows:

From Wednesday, May 5, 2004, 11:00 a.m. (1:00 p.m. Eastern Time)
To Monday, May 10, 2004, 9:59 p.m. (11:59 p.m. Eastern Time)
Direct: (416) 640-1917
Toll-free: 1-877-289-8525
Passcode: 21047803#

For further information:

Red Deer:	Andrew B. Wiswell, President and C.E.O.	(403) 357-6400
Red Deer:	John G. Schroeder, Vice President, Finance / CFO	(403) 357-6400
Calgary:	Cathy Hume, Investor Relations	(403) 541-1225
or Toronto		(416) 868-1079

(If you prefer to receive Company news releases via e-mail, please request at corpinfo@pkif.com)

Parkland Income Fund
Consolidated Balance Sheet

($ 000's)(Unaudited)	March 31, 2004	December 31, 2003
Assets		restated (Note 2)
Current Assets		
Cash	$ 3,418	$ 2,717
Accounts receivable	20,974	15,660
Inventories	18,332	19,472
Prepaid expenses	1,323	1,637
	44,047	39,486
Other	2,835	3,075
Capital assets	64,245	63,955
Assets held for sale	22,086	22,086
	$ 133,213	$ 128,602
Liabilities		
Current Liabilities		
Bank indebtedness	$ 3,764	$ -
Accounts payable	38,525	35,140
Long-term debt - current portion	4,406	4,555
	46,695	39,695
Long-term debt	12,153	10,582
Asset retirement obligation (Note 2)	945	930
Future Income taxes	6,495	6,658
	$ 66,288	$ 57,865
Unitholders' Capital		
Class B Limited Partners' Capital	24,637	31,487
Unitholders' Capital	42,288	39,250
	66,925	70,737
	$ 133,213	$ 128,602

Parkland Income Fund
Consolidated Statement of Earnings and Retained Earnings

($ 000's except per unit amounts)(Unaudited)	3 Months ended March 31, 2004	2003 restated (Note 2)	2002 restated (Note 2)
Net sales and operating revenues	$ 141,262	$ 128,688	$ 88,284
Cost of sales and operating expenses	126,503	112,799	75,544
Gross margin	14,759	15,889	12,740
Expenses			
Marketing, general and administrative	11,693	11,003	9,766
Amortization	2,196	1,751	1,947
Interest on long-term debt	190	194	127
	14,079	12,948	11,840
Earnings before income taxes	680	2,941	900
Income taxes			
Current	19	6	783
Future	(163)	(42)	(633)
	(144)	(36)	150
Net earnings	$ 824	$ 2,977	$ 750
Retained Earnings, beginning of period, as originally stated	$ -	$ -	$ 56,722
Prior period adjustment (Note 2)	-	-	(84)
Retained Earnings, beginning of period, as restated	-	-	56,638
Allocation to Class B Limited Partners	(357)	(1,369)	-
Allocation to Unitholders	(467)	(1,608)	-
Dividends paid	-	-	(546)
Retained earnings, end of period	$ -	$ -	$ 56,842
Net earnings per unit - basic	$ 0.07	$ 0.25	$ 0.07
Net earnings per unit - diluted	$ 0.07	$ 0.25	$ 0.07

Parkland Income Fund
Consolidated Statement of Cash Flows

($ 000's)(Unaudited)	3 Months ended March 31, 2004	2003 restated (Note 2)	2002 restated (Note 2)
Cash Provided By (used for) Operations			
Net earnings	$ 824	$ 2,977	$ 750
Add (deduct) non-cash items			
Amortization	2,196	1,751	1,947
Unit option compensation	24	-	-
Accretion expense	15	14	13
Future taxes	(163)	(44)	223
Cash flow from operations	2,896	4,698	2,933
Net changes in non-cash working capital	(475)	(4,212)	7,341
Cash from operating activities	2,421	486	10,274
Financing Activities			
Proceeds from long-term debt	1,184	-	251
Long-term debt repayments	(1,331)	(745)	(932)
Proceeds of share issue	-	-	684
Repurchase of shares	-	-	(18)
Distributions to Class B Limited Partners	(2,211)	(2,334)	-
Distributions to unitholders'	(2,895)	(2,761)	-
Fund Units issued	446	-	-
Dividend Payments	-	-	(546)
Cash from(used for) financing activities	(4,807)	(5,840)	(561)
Investing activities			
Recovery (Investment) in other assets	60	380	(260)
Purchase of capital assets	(1,597)	(441)	(1,425)
Proceeds on sale of capital assets	860	-	-
Cash from (used for) investing activities	(677)	(61)	(1,685)
Increase (decrease) in cash	(3,063)	(5,415)	8,028
Cash and Cash equivalents*, beginning of period	2,717	2,647	7,482
Cash and Cash equivalents, end of period	$ (346)	$ (2,768)	$ 15,510
Cash Interest paid	$ 190	$ 194	$ 127
Cash taxes paid	$ 19	$ 6	$ 783

*Cash and Cash equivalents are the net of Cash and Bank Indebtedness

Parkland Income Fund
Notes to Consolidated Financial Statements
March 31, 2004

Significant Accounting Policies
The consolidated interim financial statements have been prepared following the same accounting policies and methods of computation as the most recent annual financial statements dated December 31, 2003. These financial statements should be read in conjunction with the annual financial statements and notes.

1. *Unitholders' Capital*

	3 Months ended March 31,		12 Months ended December 31	
	Units (000's)	($000's)	Units (000's)	($000's)
				restated (Note 2)
Class B Limited Partnership Units				
Balance, beginning of period, as originally stated	5,395	31,487	5,574	32,654
Prior period adjustment (Note 2)		-		(182)
Balance, beginning of period, as restated	5,395	31,487	5,574	32,472
Allocation of retained earnings		357		9,175
Distribution to partners		(2,211)		(9,213)
Exchanged for Fund Units	(253)	(4,996)	(163)	(947)
Balance, end of period	5,142	24,637	5,411	31,487
Fund Units				
Balance, beginning of period, as originally stated	6,737	39,250	6,553	38,384
Prior period adjustment (Note 2)		-		(152)
Balance, beginning of period, as restated	6,737	39,250	6,553	38,232
Allocation of retained earnings		467		11,116
Distribution to unitholders		(2,895)		(11,163)
Unit option compensation		24		29
Issued upon exchange of Class B Limited Partnership units	253	4,996	163	947
Issued under Distribution Reinvestment Plan	3	61	5	89
Issued under Unit Option Plan	31	385	-	-
Balance, end of period	7,024	42,288	6,721	39,250
	12,166	66,925	12,132	70,737

The table below represents the status of the Fund's Incentive Option Plan as at March 31, 2004 and the changes therein for the period then ended:

	Number of Options	Weighted average exercise price
Balance, beginning of period	361,000	$ 13.01
Granted	160,000	$ 18.97
Exercised	(30,994)	$ 12.45
Balance, end of period	490,006	$ 15.01
Exercisable options, end of period	79,333	$ 12.88

Exercise prices for outstanding options at March 31, 2004 have the following ranges:
320,006 from $12.45 - $15.71, and 170,000 from $17.62 - $18.71.
These issue prices represent the market value at the time of issue.
The corresponding remaining contractual life for these options range from 8 - 10 years.
The fund accounts for its grants of options using the fair value based method of accounting for stock based compensation. The total cost to be reported is $289,750. The compensation cost that has been charged against income for the 3 months ended March 31, 2004 is $24,144 (March 31, 2003 - Nil).

2. Asset Retirement Obligations

Commencing in January, 2004 the Fund adopted a new accounting policy related to Asset Retirement Obligations as required by Section 3110 of the CICA Handbook. Under this policy, the Fund records an estimated liability for the future cost to remove underground fuel storage tanks at sites where it has legal obligations to remove these tanks. A liability for the fair value of an asset retirement obligation with a corresponding increase to the carrying value of the related fuel storage tank is recorded at the time the tank is installed. The Fund amortizes the amount added to capital assets and recognizes accretion expense in connection with the discounted liability over the estimated remaining life of the respective underground storage tank.

The Fund retroactively adopted the new policy and the effects at January 1, 2002 were: recording a discounted liability of $820,000; increasing net capital assets by $337,000; and recognizing a decrease to unitholders' capital of $483,000. Additionally, as a component of the change in policy, previously recorded site restoration costs of $398,000 were reversed and a corresponding increase in unitholders' capital was recorded. On an undiscounted basis the estimated liability is $1.5 million, with costs expected to be incurred between 2004 and 2019. The discount rate used to calculate the liability at March 31, 2004 is 6.5%. Results of operations for prior fiscal periods have been retroactively restated as follows:

	3 Months ended March 31,	
	2003	2002
Marketing, general & administrative		
As previously stated	10,986	9,753
Accretion expense	14	13
Site restoration accruals	3	-
As restated	11,003	9,766
Amortization		
As previously stated	1,740	1,936
Amortization of asset retirement costs	11	11
As restated	1,751	1,947

A reconciliation of the Fund's liability for the removal of its underground fuel storage tanks is as follows:

	3 Months Ended March 31, 2004
Asset retirement obligation, beginning of period	$ 930
Accretion expense	$ 15
Asset retirement obligation, end of period	$ 945

Parkland Income Fund
Notes to Consolidated Financial Statements
March 31, 2004

3. Segmented Information

The Fund's operations are predominantly in fuel marketing in Western Canada. In recent years the Fund initiated operations in the convenience store industry.

The convenience stores have been integrated into fuel marketing properties already owned by the Fund and all continue to market transportation fuels. Due to the amount of common operating and property costs it is not practical to report these segments below their respective gross margins.

($ 000's)(Unaudited)	Fuel Marketing (3 Months Ended)	Merchandise (3 Months Ended)	Total (3 Months Ended)
March 31, 2004			
Net sales and operating revenues	$ 133,119	$ 8,143	$ 141,262
Cost of Sales	120,363	6,140	126,503
Gross Margin	$ 12,756	$ 2,003	$ 14,759
March 31, 2003			
Net sales and operating revenues	$ 122,591	$ 6,097	$ 128,688
Cost of Sales	108,280	4,519	112,799
Gross Margin	$ 14,311	$ 1,578	$ 15,889
March 31, 2002			
Net sales and operating revenues	$ 84,123	$ 4,161	$ 88,284
Cost of Sales	72,483	3,061	75,544
Gross Margin	$ 11,640	$ 1,100	$ 12,740

The segregation of capital expenditures and total assets is not practical as the reportable segments operate from the same locations.